SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*

                             Nabi Biopharmaceuticals
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    629519109
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                 Daniel S. Loeb
                                 Third Point LLC
                                 390 Park Avenue
                               New York, NY 10022
                                 (212) 224-7400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                            Michael A. Schwartz, Esq.
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                               September 26, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



------------------------------------------              ------------------------
CUSIP No. 629519109                                     Page 2 of 7 Pages
------------------------------------------              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point LLC                                     I.D. #13-3922602
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               5,750,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------------              ------------------------
CUSIP No. 629519109                                     Page 3 of 7 Pages
------------------------------------------              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Third Point Offshore Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               3,691,500
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                3,691,500
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            3,691,500
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.1%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D



------------------------------------------              ------------------------
CUSIP No. 629519109                                     Page 4 of 7 Pages
------------------------------------------              ------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Daniel S. Loeb
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF SHARES         8      SHARED VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING               5,750,000
PERSON WITH           --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,750,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            5,750,000
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

     This Amendment No. 6 (the "Amendment") amends the Schedule 13D filed on April 17, 2006 (together with Amendment No. 1 thereto previously filed on April 27, 2006, Amendment No. 2 thereto previously filed on June 15, 2006, Amendment No. 3 thereto previously filed on August 16, 2006, Amendment No. 4 thereto previously filed on September 5, 2006 and Amendment No. 5 thereto previously filed on September 14, 2006, the "Schedule 13D") and is being filed on behalf of Third Point LLC, a Delaware limited liability company (the "Management Company"), Third Point Offshore Fund, Ltd., a Cayman Islands limited liability exempted company (the "Offshore Fund"), and Daniel S. Loeb, an individual ("Mr. Loeb" and, together with the Management Company and the Offshore Fund, the "Reporting Persons"). Unless the context otherwise requires, references herein to the "Common Stock" are to shares of common stock, par value $0.10 per share, of Nabi Biopharmaceuticals, a Delaware corporation (the "Company"). The Management Company is the investment manager or adviser to a variety of hedge funds and managed accounts (such funds and accounts, collectively, including but not limited to the Offshore Fund, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13D relates, and the Reporting Persons may be deemed to have beneficial ownership over such Common Stock by virtue of their ownership or the authority granted to them by the Funds to vote and to dispose of the securities held by the Funds, including the Common Stock.


Item 4.   Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding the following thereto:

     Over a period of approximately seven months, the Reporting Persons have encouraged the Company and its Board of Directors to explore strategic alternatives in order to maximize value for all shareholders. The Reporting Persons have repeatedly expressed to the Company and the Board their belief and concern that the Company's "cash burn" rate is too high and its strategic plan is too risky for the Company to continue with "business as usual." Of particular concern to the Reporting Persons are that the Company does not appear to have been receptive to interest from prospective buyers of the Company or its component assets, and the possibilities that the Company may have to sell valuable assets at inadequate prices or enter into dilutive equity-linked financings in order to follow through on its business plan.

     On September 14, 2006, in advance of a Board meeting scheduled for the following day, the Reporting Persons once again called upon the Board of Directors to expand its investment bankers' mandate to allow them to explore all ways to maximize the value of the Company's assets. Since that Board meeting, the Company has refused to comment on whether it is moving toward a strategic alternatives process or whether some other decision was taken by the Board.

     As a result, the Reporting Persons intend to conduct shortly a consent solicitation in order to remove Mr. McLain and possibly one or more other directors from the Board of Directors. In conjunction with this solicitation, the Reporting Persons also intend to solicit consents in favor of a proposal requesting that one or more individuals named by the Reporting Persons be added to the Board to fill any vacancies created by the removal of directors.

     Under the Delaware General Corporation Law (the "DGCL") and the Company's Certificate of Incorporation (the "Certificate"), the shareholders of the Company are entitled to act by written consent to remove directors of the Company. The written consent procedure to remove directors operates outside of annual or special meetings of shareholders and may be undertaken at any time. Although a provision of the Company's Bylaws (the "Bylaws") purports to limit the removal of Company directors to instances of "cause" and to require a 75% vote of the shareholders to effect such a removal, the Reporting Persons believe that this Bylaw provision is invalid and ineffective because it conflicts with the DGCL. Under the DGCL, except in cases not relevant to the Company and except where the right is limited in the Certificate (not the Bylaws), the Company's shareholders have a right to remove any or all Company directors, without cause, by the vote of the holders of a majority of the shares of Common Stock outstanding. The Certificate does not restrict this statutory right of the shareholders to remove directors of the Company by majority vote and without cause.

     The Reporting Persons believe, however, that under the DGCL and the Bylaws, the remaining members of the Board of Directors, and not the shareholders, have the right to fill any vacancies created by the removal of directors. Accordingly, the Reporting Persons also intend to solicit consents, at the same time as consents are solicited for the removal of Mr. McLain and possibly one or more other directors, in favor of a resolution of the shareholders of the Company calling on the Board to fill the vacancies with individuals who will be named by the Reporting Persons at the time of the consent solicitation.

                                     * * * *

     In connection with the consent solicitation, Third Point LLC and certain of its affiliates intend to file a consent statement with the Securities and Exchange Commission (the "SEC") to solicit stockholders of the Company with respect to the removal of Mr. McLain and possibly one or more other directors from the Board of Directors. THIRD POINT LLC STRONGLY ADVISES ALL

STOCKHOLDERS OF THE COMPANY TO READ THE CONSENT STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH CONSENT SOLICITATION. SUCH CONSENT STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV.

THIRD POINT PARTICIPANT INFORMATION

     In accordance with Rule 14a-12(a)(1)(i) of the Securities Exchange Act of 1934, as amended, the following persons are anticipated to be, or may be deemed to be, participants in any such consent solicitation by Third Point LLC: Third Point LLC, Mr. Loeb, Third Point Offshore Fund Ltd., Third Point Ultra Ltd., Third Point Partners LP, Third Point Qualified LP. and Lyxor/Third Point Fund Ltd. Certain of these persons hold direct or indirect interests as follows:
Third Point LLC may be deemed to beneficially own 5,750,000 shares of Common Stock; Mr. Daniel Loeb may be deemed to beneficially own 5,750,000 shares of Common Stock; Third Point Offshore Fund Ltd. may be deemed to beneficially own 3,691,500 shares of Common Stock; Third Point Ultra Ltd. may be deemed to beneficially own 621,600 shares of Common Stock; Third Point Partners LP may be deemed to beneficially own 616,300 shares of Common Stock; Third Point Qualified LP may be deemed to beneficially own 458,400 shares of Common Stock; and Lyxor/Third Point Fund Ltd. may be deemed to beneficially own 362,200 shares of Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: September 26, 2006


                                  THIRD POINT LLC



                                  By:   /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Name:   Daniel S. Loeb
                                        Title:  Chief Executive Officer




                                  THIRD POINT OFFSHORE FUND, LTD.



                                  By:   /s/ Daniel S. Loeb
                                        ----------------------------------------
                                        Name:   Daniel S. Loeb
                                        Title:  Director




                                  /s/ Daniel S. Loeb
                                  ----------------------------------------------
                                  Daniel S. Loeb





               [SIGNATURE PAGE TO AMENDMENT NO. 6 TO SCHEDULE 13D
                    WITH RESPECT TO NABI BIOPHARMACEUTICALS]